June 10, 2021	Mary C. Moynihan MMoynihan@perkinscoie.com D. +1.202.654.6254 F. +1.202.654.9697

VIA EMAIL

Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Venture Lending & Leasing VII, Inc.
Proxy Statement
File No. 814-00969

Dear Ms. Lithotomos:

On June 7, 2021, you provided comments on the proxy statement “(“Proxy”) filed on June 1, 2021 for Venture Lending & Leasing VII, Inc. (the “Fund”).  We have set forth our responses below.

1.	Comment: Please provide information on the types of investors in the Fund.

RESPONSE:  The sole shareholder of the Fund is Venture Lending & Leasing VII, LLC, a Delaware limited liability company (the ‘‘LLC’’).  Investors in the LLC, in turn, are highly sophisticated institutional investors comprised primarily of foundations, pension funds, university endowments and other institutional investors.

2.	Comment: Please explain why the Fund was organized as a business development company (“BDC”).

RESPONSE:  The Fund is one of the approximately one-third of BDCs currently operating that is organized as a private BDC.  This structure provides certain benefits that are preferred by the Fund’s institutional investors, including: (i) a capital commitment structure that allows capital to be called as investment opportunities arise; (ii) a defined term for the investment; (iii) regulatory simplicity; (iv) structural advantages for tax-exempt investors; and (v) pass-through tax treatment for tax-exempt investors.

Valerie Lithotomos
D. +1.202.654.6254

3.	Comment: In the letter to shareholders, the Proxy states: “Terminating Fund VII’s status as a BDC under the 1940 Act will enable us to reduce our accounting and compliance expenses without adversely affecting the conduct of our business during this wind-down phase.”  Please state whether the savings in accounting and compliance expenses are material and revise the letter to shareholders accordingly.

RESPONSE:  Management believes that the savings are material.  The letter to shareholders will be revised to state:  “Terminating Fund VII’s status as a BDC under the 1940 Act will enable us to ~~reduce our~~ achieve material savings in accounting and compliance expenses (including by eliminating the need for separate audits of Fund VII and the LLC,  eliminating the expenses associated with being a reporting company under the Exchange Act and reducing the fees and expenses it pays for independent directors over the remaining life of the Fund) without adversely affecting the conduct of our business during this wind-down phase.”

4.	Comment: Please state whether the Fund or the LLC has issued any senior securities.

RESPONSE:  Neither the Fund nor the LLC has issued any senior securities.

5.
Comment:  In the letter to shareholders, the Proxy states: “We are proposing no change in the duties or compensation of the managing member, and Westech will oversee the wind-down of the portfolio of assets of the LLC and will receive the same compensation with respect to the assets of Fund VII that it now receives from Fund VII.”  Please clarify that the fee schedule itself changes over time, as disclosed on page 24 of the proxy statement.

RESPONSE:  The letter to shareholders will be revised to cross-reference the fee schedule.

6.	Comment: Please ensure that subject headings are appropriately bolded and underlined

RESPONSE:  We will ensure that subject headings are appropriately bolded and underlined, which may not have come through on the EDGAR filing.

7.
Comment:  Please state your intention with respect to timing for withdrawing the Fund’s election as a BDC and de-registering as a reporting company under the Securities Exchange Act of 1934 (“Exchange Act”).

RESPONSE:  If the vote is in the affirmative, the Fund intends to withdraw its election as a BDC and de-register as a reporting company under the Exchange Act as promptly as practicable following approval of the proposals.

Valerie Lithotomos
D. +1.202.654.6254

8.
Comment:  Please explain the basis on which the Fund expects to continue to meet the diversification requirements applicable to registered investment companies (“RICs”) under the Internal Revenue Code during the wind-down phase.

RESPONSE:  The Fund is currently in compliance with the diversification requirements applicable to RICs under the Internal Revenue Code.  This status would only change if the Fund were to acquire assets that caused it to fall out of compliance.  However, the Fund is now out of its investment period and is not able to acquire any new assets.

9.	Comment: Please add to the letter to shareholders in the Proxy the statement that “Neither of the two Proposals will be implemented unless both are approved.”

RESPONSE:  The letter to shareholders will be amended to include the requested disclosure.

10.
Comment:  Please clarify that the approval of the proposals and recommendation of the Board of Directors, includes all of the directors who are not “interested persons” within the meaning of Rule 2(a)(19) under the Investment Company Act of 1940, as amended (“Independent Directors”).

RESPONSE:  The Proxy will be amended to clarify that the approval and recommendation of the Board of Directors includes all of the Independent Directors.

We hope that these responses adequately address your comments. If you have further questions or comments, please contact the undersigned at (202) 654-6254.

Very truly yours,

Mary C. Moynihan